SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K




(MARK ONE)
                      X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     ---   SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 2002

                                       OR

                     --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from _________ to __________

                               Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN

                            (Full title of the plan)




                          UNITED INDUSTRIAL CORPORATION

        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation

                              570 Lexington Avenue

                            New York, New York 10022

                     (Address of principal executive office)

                              REQUIRED INFORMATION

Item 4.
-------

                     The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2002 (attached).

Exhibits
--------

23.1                 Consent of Ernst & Young LLP
99.1                 Certification of Chief Executive Officer
99.2                 Certification of Chief Financial Officer

                       UIC 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule


                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Schedule

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)................10

                         Report of Independent Auditors

Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

Harrisburg, Pennsylvania
June 16, 2003

                      UIC 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                       DECEMBER 31
                                                    2002            2001
                                              --------------------------------

ASSETS
Investments                                    $ 89,164,391    $ 94,629,620
Employer contribution receivable                    146,389         156,776
Due from broker                                           -          51,057
                                              --------------------------------
Net assets available for benefits              $ 89,310,780    $ 94,837,453
                                              ================================




See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


 ADDITIONS
 Investment income (loss):
    Net realized and unrealized depreciation in aggregate fair
     value of investments                                         $(14,555,904)
    Interest and dividends                                           1,820,251
                                                                 ---------------
                                                                   (12,735,653)

 Contributions:
    Employee                                                         7,651,066
    Employer                                                         3,903,647
    Rollovers                                                          484,053
                                                                 ---------------
                                                                    12,038,766
                                                                 ---------------
 Total additions, net                                                 (696,887)

 DEDUCTIONS
 Benefit payments                                                    4,829,786
                                                                 ---------------

 Net decrease                                                       (5,526,673)

 Net assets available for benefits at beginning of year             94,837,453
                                                                 ---------------
 Net assets available for benefits at end of year                 $ 89,310,780
                                                                 ===============


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002

1.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the UIC 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are reported at current redemption value. Investments in common stocks, including the United Industrial Corporation Common Stock (UIC Stock Fund), are reported at fair value, based on published market prices. United States Government securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The UIC Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of UIC common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of UIC common stock and the cash investments held by the Fund. At December 31, 2002, 126,252 units were outstanding with a value of $17.73 per unit (78,361 units were outstanding with a value of $18.48 per unit at December 31, 2001).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       UIC 401(k) Retirement Savings Plan

2.    DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation (the Company or Employer) is the named fiduciary, which controls and manages the operations of the Plan and acts as Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additional information about the Plan and the vesting and benefit provisions is contained in the Plan Document. Copies are available from the Company's Human Resources department.

ELIGIBILITY

Full-time employees are eligible to participate in the Plan at anytime, following attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, a part-time employee may participate when they have completed 1,000 hours of service during a Plan year.

CONTRIBUTIONS

Effective August 1, 2002, participating employees contribute to the Plan through payroll deductions in amounts of at least 1% and no more than 17% of their earnings, up to the annual Internal Revenue Service (IRS) limit. Prior to August 1, 2002, participating employees contributed to the Plan a minimum of 2% of earnings up to the annual IRS limit. Contributions to the Plan are invested in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

Effective January 1, 2001, Employer matching contributions are based on the participants' years of service, and range between 3% and 8% of employee compensation. Prior to January 1, 2001, Employer matching contributions were equal to the lesser of 50% of the employees' contributions or 4% of employee compensation.

                       UIC 401(k) Retirement Savings Plan

2.    DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Effective January 1, 2001, participants are immediately 100% vested in employer contributions. Prior to January 1, 2001, Employer contributions were vested after five years of service. In 2002, certain participants' Employer matching contributions are 50% of the employees' contributions up to 6% of compensation. Additionally, these same participants who have at least one hour of service during the year are eligible for an Employer contribution equal to 3% of compensation plus 3% of compensation in excess of the Social Security taxable wage base, as defined. This latter contribution amounted to approximately $161,000 in 2002, of which approximately $146,000 is receivable at December 31, 2002.

Employer contributions for certain participants continue to vest according to a five-year vesting schedule.

Upon enrollment, a participant may direct employee and employer contributions in 1% increments to any of the Plan's 14 investment fund options, one of which is a self-directed brokerage account. Two investments options, the Templeton Foreign A Fund and the Invesco Total Return Fund are frozen for any further contributions. Generally, participants may change their investment options at any time.

PAYMENT OF BENEFITS

Upon termination of service or attainment of 59 1/2 years of age, any participant may elect to receive a lump-sum distribution equal to his or her vested account balance. Participants may also receive hardship withdrawals, subject to certain restrictions as defined in the Plan Document.

PARTICIPANT LOANS

Participants may borrow from their plan accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed 60 months, except in the case of loans incurred for the purchase of a primary residence where the term may be up to 15 years.

                       UIC 401(k) Retirement Savings Plan

2.    DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contributions and an allocation of (a) the Employer's contributions and (b) investment income or loss. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

ADMINISTRATIVE EXPENSES

Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Company for acting as trustee of the investments of the Plan, were paid by the Company in 2002.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.    INVESTMENTS

During 2002, the Plans' investments (including investments bought, sold, and held during the year) depreciated in aggregate fair value as determined by quoted market prices as follows:



   Mutual funds                                                  $(14,322,781)
   United Industrial Corporation common stock fund                    (86,117)
   Other common stocks                                               (147,006)
                                                                ----------------
                                                                 $(14,555,904)
                                                                ================

                       UIC 401(k) Retirement Savings Plan

3.    INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plans' net assets are as follows:


                                                         2002           2001
                                                   -----------------------------

Fidelity Magellan Fund                               $ 27,138,513   $ 35,507,950
Fidelity Managed Income Portfolio                      19,780,448     17,477,649
Fidelity Growth & Income Fund                          12,121,861     14,100,271
Fidelity Contrafund                                     9,899,159     10,462,074

4.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                DECEMBER 31
                                                             2002          2001
                                                    ----------------------------
Net assets available for benefits per the financial
  statements                                         $ 89,310,780   $ 94,837,453
Amounts allocated to withdrawn participants                  (260)             -
                                                    ----------------------------
Net assets available for benefits per the Form 5500  $ 89,310,520   $ 94,837,453
                                                    ============================

                       UIC 401(k) Retirement Savings Plan

5.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements        $  4,829,786
Add: Amounts allocated to withdrawn participants at year end               260
                                                                 ---------------
Benefits paid to participants per the Form 5500                   $  4,830,046
                                                                 ===============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                       UIC 401(k) Retirement Savings Plan
                                 EIN: 95-2081809
                                   Plan # 002

                              Schedule H, Line 4i--
                    Schedule of Assets (Held At End of Year)

                                December 31, 2002



                                                           DESCRIPTION OF INVESTMENT,
                                                        INCLUDING MATURITY DATE, RATE OF
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY      INTEREST, COLLATERAL PAR OR
                                                                 MATURITY VALUE                 COST**         CURRENT VALUE
------------------------------------------------------- ---------------------------------- ----------------- -----------------
Mutual Funds
  *Fidelity Magellan Fund                                      343,700 shares                                $ 27,138,513
  *Fidelity Managed Income Portfolio                        19,780,448 shares                                  19,780,448
  *Fidelity Retirement Government Money Market Fund          3,065,995 shares                                   3,065,995
  *Fidelity Growth & Income Fund                               399,929 shares                                  12,121,861
  *Fidelity Contrafund                                         256,455 shares                                   9,899,159
  *Fidelity Investment Grade Bond Fund                         417,392 shares                                   3,159,655
  *Fidelity Diversified International Fund                      40,293 shares                                     691,434
   Alger Mid Cap Growth Fund                                    96,846 shares                                   1,015,916
  *Fidelity Low Priced Stock Fund                              149,415 shares                                   3,760,767
   Invesco Total Return Fund                                     5,849 shares                                     122,247
   Spartan US Equity Index                                      56,691 shares                                   1,765,909
   Janus Balanced Fund                                          49,058 shares                                     877,160
   Janus Mercury Fund                                           46,788 shares                                     690,593
   Templeton Foreign A Fund                                     15,069 shares                                     125,225
                                                                                                             ------------------
                                                                                                               84,214,882
 Common Stock
   *United Industrial Corporation Common Stock                 134,682 shares                                   2,154,912

Money Market Fund
   *Fidelity Cash Reserves Fund                                 84,203 shares                                      84,203

 Other
   Self-directed brokerage accounts                                                                               698,541

*Participant loans                                             Interest rates from
                                                           6.75% - 11.50%; maturities to
                                                                   November 2017                                2,011,853
                                                                                                             ------------------
Total                                                                                                        $ 89,164,391
                                                                                                             ==================


*  Party- in-interest

**Historical cost has not been presented as all investments are participant directed

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 26th day of June, 2003.



                                                 By:  /s/ James H. Perry
                                                    ----------------------------
                                                    James H. Perry
                                                    Committee Member

                                  EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

23.1                            Consent of Independent Auditors
99.1                            Certification of Chief Executive Officer
99.2                            Certification of Chief Financial Officer